January 9, 2014

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha Parikh, Staff Accountant
Don Abbott, Review Accountant

Re:	Charles River Laboratories International, Inc.
Form 10-K for the fiscal year ended December 29, 2012
Filed on February 27, 2013
File No. 001-15943

Ladies and Gentlemen:

Charles River Laboratories International, Inc. (“CRL” or the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, submits this letter in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 24, 2013 to Thomas F. Ackerman (the “Comment Letter”), related to the above referenced filing (the “Filing”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter and we have bolded the heading of our response thereto.

Comment 1

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Valuation and Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 31

1.
You disclose that, for the PCS reporting unit, given the relatively low cushion of 15% and the preliminary 5 year strategic plan, management concluded that a quantitative analysis would be required in assessing goodwill for impairment. If the PCS reporting unit is at risk of failing step one of the impairment test, provide us the following in the

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com form of proposed disclosures to be included in future periodic reports or explain to us why this disclosure is not warranted:

•	the percentage by which fair value exceeded carrying value as of the date of most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	describe the methods/key assumptions used to determine fair value and how the assumptions were determined;

•	discuss the degree of uncertainty associated with the key assumptions; and,

•	describe the potential events that could affect the key assumptions.

Response to Comment 1.

We are currently in the process of finalizing our step one impairment analysis for the PCS reporting unit for fiscal year 2013 using the assistance of the same third-party appraiser whom we have engaged in prior years .  Based on our current preliminary assessment, we expect a significant increase in the valuation of our PCS reporting unit such that our step one cushion should approximate 60%-65%.  The growth in the PCS business is mainly attributable to increased sales and operating income as the demand for pre-clinical services from life science clients continues to grow.  As a result, the Company does not believe the PCS reporting unit is at risk of failing step one of the impairment test which would require additional disclosure in its  Form 10-K for the fiscal year ended December 28, 2013 (“Fiscal 2013”).  If the final results of the Company’s Fiscal 2013 step one impairment analysis differ from expectations such that the PCS reporting unit becomes at risk of failing the step one impairment test, the Company will include the additional disclosures suggested by the Staff in our Fiscal 2013 Form 10-K.

Comment 2

Pension Plan Accounting, page 33

2.
Please provide us proposed disclosure to be included in future periodic reports regarding your assumption of the expected return on plan assets that includes the historical performance for recent individual years and over time and limitations of this data (e.g., changes in asset allocation).

Response to the Comment 2.

The following proposed disclosure will be included in future periodic reports:

The weighted average expected long-term return on plan assets as of 2013, 2012 and 2011 are _____%, 6.6%, and 7.1%, respectively.    The expected return is intended to match the duration over which our pension plans will provide benefit payments to participants.   The duration of our largest plans (the U.S. plan and the

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

U.K. plan), which comprise 90% of global plan assets as of December 28, 2013, are approximately 14 and 22 years, respectively.  Each year, we use several data points to estimate the long-term investment return, including our targeted asset allocation, capital market performance estimates prepared by our outside investment advisors, survey information of rates of return used by other public companies, and historical return information.   For the years ended 2013 and 2012, we achieved returns of _____% and 10.8%, respectively.  We acknowledge that there are limitations to historical returns in their use to predict future performance, including annual volatility in the market and changes in our asset allocation.

The Company notes that the open information with respect to Fiscal 2013 in the proposed disclosure is unable to be determined at present time, but will be included in future periodic reports.

Comment 3.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies Pension Plans, page 62

3.
Please provide us proposed disclosure to be included in future periodic reports of your accounting policy for determining the expected return on plan assets. If you use a calculated value, disclose how you determine the calculated value. Also disclose the amortization method of actuarial gains or losses, such as the period and corridor.

Response to the Comment 3.

The following proposed disclosure will be included in future periodic reports:

We estimate the future return on invested pension assets annually based on information prepared by our outside actuaries and investment advisors, our targeted asset allocations, and our own assumptions about the market.  Our forward-looking pension assumptions, such as the rate of return on invested assets, are approved annually by our pension committee in the first quarter of the year and are updated as needed as of year-end.  The rate of return on invested plan assets is primarily based on capital market models prepared by our advisors.  These models use asset-class specific expected returns, standard deviations and correlation coefficients to derive a distribution of expected average portfolio returns over the future duration of the pension plan’s liabilities.

Differences between actual investment returns and estimated investment returns are recorded in accumulated other comprehensive income (loss) (AOCI) and are amortized over the remaining duration of the pension plans.  As of  December 28,

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

2013, AOCI includes $____ million of net actuarial losses, which will be amortized over approximately 22 years.

The Company notes that the open information with respect to Fiscal 2013 in the proposed disclosure is unable to be determined at present time, but will be included in future periodic reports.

Comment 4.

Note 8. Employee Benefits Plans Pension Plans, page 75

4.
Please provide us proposed disclosures to be included in future periodic reports describing the basis used to determine the overall expected long-term rate-of-return-on-assets assumption. Please refer to ASC 715-20-50-1d.5.iii. Include disclosure such as:

•	the general approach used;

•	the extent to which the overall rate-of-return-on-assets assumption was based on historical returns;

•	the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns; and,

•	how those adjustments were determined.

Response to Comment 4.

The following proposed disclosure will be included in future periodic reports:

We estimate the expected return on invested pension assets annually.  The expected return is intended to match the duration over which our pension plans will provide benefit payments to participants.   Each year, we use several data points to estimate the long-term investment return, including our targeted asset allocation, capital market performance estimates prepared by our outside investment advisors, survey information of rates of return used by other public companies, and historical return information.  The capital models that we use to estimate future market performance adjust historical market rates of return to remove statistical anomalies for a given year.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Furthermore, in connection with our response, as requested in the Comment Letter, the Company acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Staff should not hesitate to contact the undersigned directly at (781) 222-6103 with any questions or comments.

Very truly yours, /s/ Thomas F. Ackerman Thomas F. Ackerman Corporate Executive Vice President and Chief Financial Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com